MK



10035874

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45588

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



NAME OF BROKER-DEALER: Farrell Marsh & Co.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Riverview Court
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Cohane 203-532-5031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Co. LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SEC Mail
Mail Processing
Section

MAR 02 2010

Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Charles A. Marsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Farrell Marsh & Co, as of February 22, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARIAL SEAL
COURTNEY M LAWLESS
Notary Public
UPPER MERION TWP., MONTGOMERY CNTY
My Commission Expires Feb 4, 2014

Signature

Title

Courtney M. Lawless
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

December 31, 2009



ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP

Certified Public Accountants & Profitability Consultants


1956 - 2006
50 Years
Growth • Vision • Solutions

INDEPENDENT AUDITORS' REPORT

Board of Directors
Farrell Marsh & Co.:

We have audited the accompanying statement of financial condition of Farrell Marsh & Co. (an "S" corporation) as of December 31, 2009, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farrell Marsh & Co. as of December 31, 2009, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 10, 2010

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

Assets	
Cash	$ 804,370
Notes receivable, net (Note 1)	1,263,873
Other assets	81,670
Property and equipment, net of accumulated depreciation of $418,390	58,229
Security deposits	25,588
Total assets	$ 2,233,730
Liabilities and Shareholders' Equity	
Liabilities:	
Accrued expenses	144,534
Total liabilities	144,534
Commitments (Note 4)	
Shareholders' equity:	
Common stock, $0.10 par value; authorized 1,000 shares; 200 shares issued and outstanding	20
Additional paid-in capital	805,246
Retained earnings	1,283,930
Total shareholders' equity	2,089,196
Total liabilities and shareholders' equity	$ 2,233,730

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2009

Revenues:	
Placement fees (Note 1)	$ 2,351,600
Interest income	108,320
Other income	31,138
	2,491,058
Expenses:	
Officers' and employees' compensation and benefits	2,453,381
Occupancy cost	142,059
Other expenses	764,414
Total expenses	3,359,854
Net loss	$ (868,796)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2009	$ 20	$ 805,246	$ 2,152,726	$ 2,957,992
Distributions	-	-	-	-
Net loss	-	-	(868,796)	(868,796)
Balance, December 31, 2009	$ 20	$ 805,246	$ 1,283,930	$ 2,089,196

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (868,796)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	35,460
Bad debt	325,000
Increase (decrease) in cash resulting from changes in operating assets and liabilities:	
Other assets:	
Notes receivable	1,050,411
Other assets	77,502
Accrued expenses	28,273
Profit sharing plan payable	(100,000)
Cash flows provided by operating activities	547,850
Cash flows from investing activities:	
Acquisition of property and equipment	(3,318)
Cash flows used in investing activities	(3,318)
Net increase in cash and cash equivalents	544,532
Cash and cash equivalents:	
Beginning of year	259,838
End of year	$ 804,370

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Farrell Marsh & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities ("NASD"). The Company raises discretionary capital for private equity, real estate, hedge funds and limited partnerships on a percentage fee basis. The Company does not arrange public offerings. The Company is not registered in accordance with Section 15 of The Exchange Act, does not carry any customer accounts, does not handle any customer funds or securities, and does not transact business in securities through a medium of any member of a national securities exchange. Due to the limitation of its business, the Company is exempt from SEC rule 15c3-3 and various other rules and regulations. The Company is registered with the FINRA.

Basis of Presentation

The financial statements include the accounts of Farrell Marsh & Co. which reflects the Company's single business activity of investment banking.

Property and Equipment

Property and equipment consists of office furniture and equipment recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets ranging from five to seven years. Maintenance and repairs are charged to expense as incurred.

Notes Receivable

Notes receivable arise from placement fees for capital that the Company raises on behalf of its client. The terms of the fees and the interest on the promissory note are dictated by placement agreements between the Company and its client. Interest income on the notes receivable is accrued at a stated interest rate ranging from 5.75% to 6% per annum which is due and payable with each scheduled principal payment. One customer accounts for approximately 68% of the note receivable as of December 31, 2009.

The notes receivables are stated net of an allowance of doubtful accounts. The Company estimates the allowances based on specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. The allowance for doubtful accounts was $325,000 at December 31, 2009.

Income Taxes

The Company has elected to be taxed as an "S" corporation. An "S" corporation generally pays no federal income taxes and passes through substantially all of its tax attributes to the shareholders of the Company. The Company is subject to certain state franchise taxes.

FASB ASC 740-10 which is effective for annual financial statement beginning after December 15, 2008, clarifies the accounting for uncertainty in income taxes recognized in a

company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company adopted FASB ASC 740-10 as of January 1, 2009. As of December 31, 2009, the Company has determined it has no uncertain tax positions that require either recognition or disclosure in the financial statements.

The Company's income tax returns for years 2006 through 2009 are subject to examination by federal, state, and local income tax authorities.

Revenue

Revenue consists of investment placement fees which are recorded when earned pursuant to contract terms, or when collected, if there are any uncertainties. Interest income on notes receivable is accrued as earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

2. Concentration of Credit Risk

The Company's principal credit risk relates to cash balances deposited with financial institutions. As of December 31, 2009, amounts on deposit in excess of insured limits were approximately $740,000.

The Company also has credit risk relating to its revenue being derived from the fees collected from a small number of customers. Approximately 96% of the Company's revenue is derived from two customers for the year ended December 31, 2009. The clients, for whom the Company raises capital, have some degree of risk of being unable to pay the contracted fee earned to the Company at the preset payment date (Note 1).

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital not be withdrawn or cash distributed if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009 the Company had net capital of $659,836 which was $650,200 in excess of its required net capital of $9,636. The Company's aggregate indebtedness to net capital was 0.219 to 1 as of December 31, 2009.

4. Commitments and Contingencies

The Company leases commercial space under long-term non-cancelable operating leases. The leases for commercial space expire in the year 2010. The leases contain escalation clauses.

The following is a schedule by years of future minimum lease payments as of December 31, 2009:

Year Ended December 31,	Amount
2010	$ 7,474

For the year ended December 31, 2009, rent expense amounted to $113,292.

5. 401(k) Retirement Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees. Participating employees may contribute up to 15% or up to $16,500 ($22,000 in 2009 for employees age 50 or older) of their eligible compensation. The Company at its discretion may make matching contributions. For the year ended December 31, 2009 the Company's matching contributions aggregated $131,385.

6. Subsequent Events

The Company has evaluated its subsequent events through February 10, 2010, the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring disclosure.

OTHER FINANCIAL INFORMATION

OTHER FINANCIAL INFORMATION

Year Ended December 31, 2009

Schedule A – Expenses

Officers' compensation	$ 1,434,195
Employees' compensation	875,361
Payroll taxes and benefits	143,825
Total compensation benefits	2,453,381
Occupancy costs	113,292
Communications	28,767
Occupancy cost	142,059
Transportation	-
Bad debt expense (Note 1)	325,000
Travel and auto expenses	66,510
Professional development and subscriptions	32,991
Office supplies and expenses	59,802
Outside services and postage	21,923
Professional fees	61,611
Depreciation	35,460
License and permits	7,136
Entertainment and meals	7,243
Retirement plan (Note 5)	131,385
Insurance	2,675
Reimbursed expenses	-
Taxes	12,678
Other expenses	764,414
Total expenses	$ 3,359,854

See independent auditors' report.

SUPPLEMENTARY INFORMATION



ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants


1956 - 2006
50 Years
Growth • Vision • Solutions

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Farrell Marsh & Co.:

We have audited the accompanying financial statements of Farrell Marsh & Co. (an "S" corporation) as of and for the year ended December 31, 2009, and have issued our report thereon dated February 10, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 10, 2010

SUPPLEMENTARY INFORMATION

Year Ended December 31, 2009

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net capital:		
Total shareholders' equity		$ 2,089,196
Less non-allowable assets:		
Other assets		1,429,360
Net capital before haircuts		659,836
Haircuts		-
Net capital		$ 659,836
Aggregate indebtedness:		
Less the greater of:		
6-2/3% of aggregate indebtedness	$ 9,636	
Minimum dollar net capital	5,000	9,636
Excess net capital		$ 650,200
Aggregate indebtedness		$ 144,534
Percentage of aggregate indebtedness to net capital		21.9%
Reconciliation with Company's computation (included in part II of Form X17A-5 as of December 1, 2009)		
Net capital, as reported in Company's part II (unaudited) Focus Report		$ 669,836
Reduction in shareholders' equity (tax accrual)		(10,000)
Net capital per above		$ 659,836

See independent auditors' report on supplementary information.



ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants


1956 - 2006
50 Years
Growth • Solutions • Vision

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Farrell Marsh & Co.:

In planning and performing our audit of the financial statements of Farrell Marsh & Co. (an "S" Corporation) (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally

accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 10, 2010



ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants


1956 - 2006
50 Years
Growth
Vision
Solutions

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders
of Farrell Marsh & Co.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Farrell Marsh & Co., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Farrell Marsh & Co.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Farrell Marsh & Co.'s management is responsible for Farrell Marsh & Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from April 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers relating to additions to and deductions from revenues noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the management of Farrell Marsh & Co. and specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

Rosen Seymour Shapss Martin & Company LLP

New York, New York
February 20, 2010